82.4776

Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 440.697.000 i. v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744


Eni
GROUP

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Rif./Prot. SEGR/194
San Donato M.se, June 03, 2003


SEC MAIL PROCESSING
RECEIVED
JUN 0 6 2003
WASH. D.C.
188
SECTION

Re: Saipem S.p.A. - File No. 82.4776

SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 2nd April 2003
- Saipem Press Release dated 2nd May 2003
- Saipem Press Release dated 7th May 2003
- Saipem Press Release dated 7th May 2003


03022733

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Yours faithfully,

Saipem S.p.A.
Amministrazione, Finanza e Controllo
Il Direttore
(Alessandro Bernini)


UKAS
QUALITY MANAGEMENT

82.4776

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of April 2003, May 2003

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

82.4776

Saipem


Eni
G R O U P

Press Release

Saipem acquires the engineering company IDPE

Saipem, has acquired International Development Process and Engineering (IDPE), an Indian engineering company located in Chennai, Tamil Nadu State, after obtaining authorisation from the Indian Authority. The total amount for the acquisition is approximately USD 3 million. Bouygues Offshore (now Saipem s.a.) had already closed the deal before being taken over by Saipem.

IDPE, a company of some 210 engineers, provides a variety of engineering services for oil and gas projects, namely basic and detailed engineering, procurement services, construction supervision and commissioning assistance.

This acquisition allows Saipem to further strengthen its engineering capabilities in countries that combine a solid engineering tradition with cost effectiveness.

San Donato Milanese, 2nd April 2003

Saipem



Press release

SAIPEM: The Shareholders' Meeting approved the 2002 Financial Statements; set the dividend at € 0.144 per ordinary share and € 0.174 per savings share; approved the purchase of 4,100,000 treasury shares to allocate to the company Incentive Schemes; appointed Mr Paolo Andrea Colombo as Statutory Auditor and Mr Bruno Maier as Alternate Auditor.

Saipem's Shareholders' Meeting, held today, reviewed the Consolidated Financial Statements at 31st December 2002, which show a net income of € 191 million, approved Saipem's 2002 Financial Statements and the distribution of a dividend of € 0.144 per ordinary share (€ 0.127 in 2001) and € 0.174 per savings share (€ 0.157 in 2001).

Dividends shall be paid from 22nd May 2003.

The Shareholders' Meeting also authorised the Board of Directors to purchase up to 4,100,000 treasury shares, for a total amount not exceeding € 35 million, and allocated them to the Stock Grant and Stock Option Schemes.

Finally, the Shareholders' Meeting appointed to the Board of Statutory Auditors Mr Paolo Andrea Colombo, Statutory Auditor and Mr Bruno Maier, Alternate Auditor.

San Donato Milanese, 2nd May 2003

82.4776

Saipem


Eni
GROUP

PRESS RELEASE – 7TH MAY 2003

FIRST QUARTER REPORT AT 31ST MARCH 2003

The Board of Directors of Saipem S.p.A. has today reviewed the Saipem Group (unaudited) consolidated financial statements relating to the first quarter ended 31st March 2003.

Figures inclusive of Saipem s.a. results (ex Bouygues Offshore)

Revenues totalled € 803 million.

Operating Income amounted to € 59 million.

Net Income amounted to € 36 million.

Cash flow (net income plus depreciation and amortisation) amounted to € 101 million.

Figures not inclusive of Saipem s.a. results

Revenues totalled € 476 million (623 million in first quarter 2002).

Operating Income amounted to € 45 million (81 million in first quarter 2002).

Net Income amounted to € 31 million (56 million in first quarter 2002).

Cash flow (net income plus depreciation and amortisation) amounted to € 78 million (121 million in first quarter 2002).

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G., and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and single project schedules. Consequently, the results from any one particular fiscal period or fraction thereof can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years and do not allow for extrapolation of figures from a single quarter to the entire year.

Investments in the first quarter 2003 amounted to € 92 million (178 million in the same period 2002) and consisted mainly of the following: the completion of the conversion of the vessel Maxita into the new field development vessel Saipem 3000; upgrading works carried

Saipem


Eni

out on the semi-submersible drilling platform Scarabeo 5 to enable it to execute a contract in Norway; the conversion of the FPSO (floating production storage and offloading) unit "Mystras", due to operate in the Okono/Okpoho oil field in Nigeria.

Net financial debt at 31st March 2003 amounted to € 1,235 million, a decrease of € 13 million versus 31st December 2002.

New contracts and backlog

In the first quarter 2003, Saipem was awarded new contracts totalling € 1,141 million (€ 857 million in the first quarter 2002), of which € 870 million were in the Offshore sectors (Construction, Drilling and Leased FPSO).
New contracts awarded to Saipem s.a. during the first quarter 2003 amounted to € 454 million, of which € 402 million were in the Offshore Construction sector.
The most significant orders awarded include:

Offshore Construction:

- On behalf of Exxon-Mobil, the EPIC (Engineering, Procurement, Installation and Construction) type Kizomba B project in Angola for the development of a subsea field comprised of laying flowlines, risers and umbilicals;
- On behalf of T.T.M. (Trans Thai-Malaysia) Ltd., the homonymous project, in Thailand, involving transport and laying of a subsea pipeline;
- On behalf of PTT Exploration and Production Public Company Ltd, the EPIC type Bongkot Field Development Phase 3 project, in Thailand, comprising engineering, procurement, construction, transport and installation of a platform;
- On behalf of BP, the lease of various ROVs (Remotely Operated Vehicles) in the Gulf of Mexico, principally for deepwater subsea intervention.

Onshore Construction:

- On behalf of NAOC, the Okpai Power Plant project in Nigeria, involving the construction of a 'combined cycle' Power Generation Plant, in association with

Saipem



Alstom Power Italia;

- On behalf of Sonatrach, the second phase of the EPC type OZ2 (Arzew Pump Stations) project in Algeria, for the construction of three pumping stations, in association with Spie Capag;
- On behalf of Saudi Aramco, the EPC type East-West Rabigh Crude Pipeline project in Saudi Arabia, comprising engineering, procurement and laying of a pipeline.

M.M.O.:

- On behalf of TotalFinaElf, the extension of ongoing contracts in France.

Offshore Drilling:

- On behalf of Exxon-Mobil, the three-year lease of the semi-submersible platform Scarabeo 7 in Nigeria;
- On behalf of Petrobel, the two-year lease of the jack-up Perro Negro 4 in Egypt;
- On behalf of TotalFinaElf, the six-month lease of the semi-submersible platform Scarabeo 6 in Norway.

Onshore Drilling:

- On behalf of Lasmo, the one-year lease of two rigs in Venezuela, with the option of an additional year;
- On behalf of Petrobel, the two-year lease of a rig in Egypt.

At end of March 2003, the backlog stood at the record level of € 5,496 million (€ 5,158 million at 31st December 2002).

Management expectations for 2003

The substantial order backlog at the end of 2002 and the positive trend of contract acquisitions in the first quarter of this year underpin expectations for 2003 of attaining the projected revenues of € 4,000 million. With regard to efficiency of execution of projects, particularly large turnkey projects in their execution phase, there are no issues giving rise to

Saipem



concern, despite various projects being in their initial stages.

A phenomenon which is having negative repercussions on Saipem's profitability is the appreciation of the Euro against the US Dollar, considering that approximately 65% of projected revenues for 2003 are in US Dollars. The appreciation of the Euro has two effects: a reduction in the euro-equivalent contribution from USD-denominated contracts, and the increased competitiveness of US contractors. The effects of this phenomenon are partly mitigated by the fact that contracts are hedged against foreign currency risks at the time of acquisition.

In view of the positive trend in new contract acquisitions and encouraging indications on the efficient execution of ongoing projects, management believes that the Group can maintain, in 2003, the level of results achieved in 2002, although the appreciation of the Euro to date makes this objective even more challenging.

Estimated capital expenditure for 2003 is confirmed at approximately € 230 million.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions and the strength of the competition. Moreover, contract execution is also subject to variables, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Financial flows

The decrease in net financial debt of € 13 million versus 31st December 2002 was due to the following:

Outflows

- capital expenditure on tangible and intangible fixed assets amounting to € 92 million;

Inflows

- cash flow (net income plus depreciation and amortisation) of € 101 million;
- decrease in net current assets of € 4 million.

Saipem



Analysis by business sector

(In the following tables, data pertaining to Saipem s.a., ex Bouygues Offshore, can be found under the caption "Bos")

Offshore Construction:

(million euros)

First Quarter	Saipem (**)	Saipem "stand alone"	Bos	Saipem Consolidated
	2002	2003	2003	2003
Operating revenues	397	246	175	421
Operating expenses, net of cost of materials	(240)	(149)	(140)	(289)
Cost of materials	(63)	(53)	(13)	(66)
Depreciation and amortisation	(34)	(18)	(3)	(21)
Contribution from operations (*)	60	26	19	45
Bos goodwill amortisation				(6)
Contribution from operations, net				39
New orders awarded	370	293	402	695

(*) *Operating Income before general and administrative expenses*
(**) *not inclusive of L.N.G. sector reclassified data*

The backlog at 31st March 2003 amounted to € 3,550 million, of which € 1,745 million are to be realised in 2003.

Saipem "stand alone"

- The first quarter 2003 shows a 38% reduction in revenues versus the same period 2002. This is attributable to the fact that 2002 had been positively affected by the Blue Stream project, and to reduced volumes of activity generated by EPIC (Engineering, Procurement, Installation, Construction) type projects, which are in their early stages of execution in North and West Africa.

- Contribution from operations in the first quarter 2003 amounted to € 26 million, equal to 10.6% of revenues, versus € 60 million, equal to 15.1% of revenues in the same period

Saipem



2002. This decrease in profitability is attributable to the greater incidence of EPIC type projects, which, being in the early execution phase, resulted in a lower utilisation of vessels.

Saipem s.a. / Consolidated

- Operating revenues generated by Saipem s.a. in the first quarter 2003 are attributable to ongoing projects mainly in West Africa. Contribution from operations amounted to € 19 million, with profitability at 10.9% of revenues. Consequently, profitability at consolidated level, inclusive of goodwill amortisation, amounted to 9.3% of revenues.

Saipem



Onshore Construction:

(million euros)

First Quarter	Saipem 2002	Saipem "stand alone" 2003	Bos (**) 2003	Saipem Consolidated 2003
Operating revenues	85	114	64	178
Operating expenses, net of cost of materials	(53)	(62)	(46)	(108)
Cost of materials	(18)	(31)	(10)	(41)
Depreciation and amortisation	(6)	(8)	(2)	(10)
Contribution from operations (*)	8	13	6	19
Bos goodwill amortisation				(2)
Contribution from operations, net				17
New orders awarded	277	194	–	194

(*) *Operating income before general and administrative expenses*
(**) *Includes data previously classified by Bos as Chemical & Refining*

Order backlog at 31st March 2003 amounted to € 672 million, of which € 502 million are to be realised in 2003.

Saipem "stand alone"

- Activities in Kazakhstan, Saudi Arabia and North Africa allowed the company to achieve, in the first quarter 2003, revenues exceeding by € 29 million (+34%) those for the same period 2002.
- Contribution from operations, in the first quarter 2003, amounted to € 13 million, equal to 11.4% of revenues, versus € 8 million, equal to 9.4% of revenues for the same period 2002. The high level of profitability confirms the ongoing optimisation of engineering and project management competencies when carrying out complex projects in challenging areas.

Saipem s.a. / Consolidated

- Operating revenues and associated profitability generated by Saipem s.a. in the first quarter 2003 are attributable mainly to activities carried out in North Africa and Russia. Consolidated contribution from operations, inclusive of goodwill amortisation, amounted to € 17 million with profitability at 9.6% of revenues.

Saipem



Liquefied Natural Gas (L.N.G.):

(million euros)

First Quarter	Saipem (**) 2002	Saipem "stand alone" 2003	Bos (***) 2003	Saipem Consolidated 2003
Operating revenues	3	2	45	47
Operating expenses	(1)	–	(36)	(36)
Depreciation and amortisation	(2)	(2)	(1)	(3)
Contribution from operations (*)	–	–	8	8
Bos goodwill amortisation				(2)
Contribution from operations, net				6
New orders awarded	3	2	1	3

(*) *Operating income before general and administrative expenses*
(**) *Data previously included under Offshore Construction*
(***) *Includes data previously classified by Bos as 'River & Maritime'*

The backlog at 31st March 2003 amounted to € 206 million, of which € 149 million are to be realised in 2003.

- Operations in India, Spain and Santo Domingo enabled the company to achieve revenues of € 47 million in the first quarter 2003.

- Consolidated contribution from operations, in the first quarter 2003, amounted to € 6 million, net of goodwill amortisation, with profitability equal to 12.8% of revenues.

Saipem



Maintenance, Modification & Operation (M.M.O.):

First Quarter	Bos 2003	Saipem Consolidated 2003
		(million euros)
Operating revenues	43	43
Operating expenses	(40)	(40)
Depreciation and amortisation	(1)	(1)
Contribution from operations (*)	2	2
Bos goodwill amortisation		(1)
Contribution from operations, net		1
New orders awarded	51	51

(*) *Operating income before general and administrative expenses*

The backlog at 31st March 2003 amounted to € 69 million, of which € 44 million are to be realised in 2003.

- Operational activities, carried out mainly in France and Nigeria, enabled revenues for the first quarter 2003 to total € 43 million with profitability, after goodwill amortisation, of 2.3%.

Saipem



Offshore Drilling:

(million euros)

	First Quarter 2002	First Quarter 2003
Operating revenues	82	61
Operating expenses	(47)	(36)
Depreciation and amortisation	(11)	(8)
Contribution from operations (*)	24	17
New orders awarded	123	174

(*) *Operating income before general and administrative expenses*

The backlog at 31st March 2003 amounted to € 663 million, of which € 190 million are to be realised in 2003.

- Operating revenues for the first quarter 2003 showed a reduction of 26% versus the same period 2002, mainly due to maintenance and upgrade works carried out on the semi-submersible platforms Scarabeo 3, Scarabeo 4, Scarabeo 5 and Scarabeo 6, which resulted in the temporary suspension of operational activities.

- Contribution from operations in the first quarter 2003 decreased by € 7 million versus the first quarter 2002, with a margin on revenue declining from 29% to 28%. The reduction in profitability is attributable to the aforementioned maintenance and upgrade works.

- Vessel utilisation was as follows:

Vessel	*days under contract*	
Semi-submersible platform Scarabeo 3	17	**a**
Semi-submersible platform Scarabeo 4	78	**a**
Semi-submersible platform Scarabeo 5	0	**b**
Semi-submersible platform Scarabeo 6	64	**a**
Semi-submersible platform Scarabeo 7	90	
Drillship Saipem 10000	90	
Jack-up Perro Negro 2	90	
Jack-up Perro Negro 3	90	
Jack-up Perro Negro 4	90	
Jack-up Perro Negro 5	90	

a = for the remaining days (to 90) the vessel underwent structural repairs.
b = the vessel underwent upgrading works in readiness for a new contract in Norway.

Saipem


Eni

Onshore Drilling:

(million euros)

	First Quarter 2002	First Quarter 2003
Operating revenues	46	46
Operating expenses	(35)	(34)
Depreciation and amortisation	(6)	(6)
Contribution from operations (*)	5	6
New orders awarded	67	23

(*) *Operating income before general and administrative expenses*

The backlog at 31st March 2003 amounted to € 172 million, of which € 107 million are to be realised in 2003.

- Operating revenues for the first quarter 2003 are in line with those of the first quarter 2002

- Contribution from operations in the first quarter 2003 increased by € 1 million versus the same period of the previous year, with a margin on revenues rising from 10.9% to 13%. This increase in profitability is mainly attributable to a recovery in efficiency by the rigs operating in Saudi Arabia.

- Average utilisation of rigs reached 85% (same as first quarter 2002); rigs were located as follows: 10 in Peru, 3 in Italy, 3 in Nigeria, 2 in Algeria, 1 in Egypt, 1 in Kazakhstan, 1 in Russia and 8 in Saudi Arabia.
  In addition, 4 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 3 rigs owned jointly with third parties operated as follows: 1 in Italy, 1 in Venezuela and 1 in Kazakhstan.

Saipem



Leased FPSO:

(million euros)	First Quarter 2002	First Quarter 2003
Operating revenues	10	7
Operating expenses	(2)	(2)
Depreciation and amortisation	(5)	(3)
Contribution from operations (*)	3	2
New orders awarded	17	1

(*) *Operating income before general and administrative expenses*

The backlog at 31st March 2003 amounted to € 164 million, of which € 15 million are to be realised in 2003.

- In the first quarter 2003, operating revenues show a decrease of € 3 million versus the same period 2002, which had included revenues associated with the start-up of the new floating production unit FPSO–Jamestown. Contribution from operations amounted to € 2 million, equal to 29% of revenues, versus € 3 million, equal to 30% of revenues for the first quarter 2002.

- The production vessels FPSO–Firenze and FPSO–Jamestown have been in continuous operation throughout the quarter.

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

San Donato Milanese, 7th May 2003

82.4776

Saipem


Eni
GROUP

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2002		31st March 2003 (*)	
Net tangible fixed assets		1,708		1,747
Net intangible fixed assets		906		894
		2,614		2,641
- Offshore Construction	1,202		1,211	
- Onshore Construction	265		254	
- LNG	212		207	
- MMO	90		89	
- Offshore Drilling	621		635	
- Onshore Drilling	129		123	
- Leased FPSO	46		72	
- Other	49		50	
Financial investments		24		24
Non-current assets		**2,638**		**2,665**
Working capital	67		63	
Provision for contingencies	(132)		(132)	
Net current assets		**(65)**		**(69)**
Employee termination benefits		**(26)**		**(26)**
CAPITAL EMPLOYED		**2,547**		**2,570**
Net equity		**1,275**		**1,311**
Minority interest in net equity		**24**		**24**
Net debt		**1,248**		**1,235**
COVER		**2,547**		**2,570**
SHARES ISSUED AND OUTSTANDING		**440,697,000**		**440,697,000**

(*) Data does not include the effects of translation adjustments resulting from the conversion into euros of Group companies financial statements in foreign currency.

Saipem


Eni
GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

First Quarter	Saipem 2002	Saipem "stand alone" 2003	Bos 2003	Saipem Consolidated 2003	
Operating revenues	623	476	327	803	
Other revenues and income	5	1	–	1	
Purchases, services and other costs	(369)	(282)	(224)	(506)	
Payroll and related costs	(113)	(103)	(71)	(174)	
GROSS OPERATING INCOME	**146**	**92**	**32**	**124**	
Amortisation, depreciation and write-downs	(65)	(47)	(7)	(54)	
Bos Goodwill amortisation	–	–	–	(11)	
OPERATING INCOME	**81**	**45**	**25**	**59**	
Financial income (expenses), net	(10)	(5)	–	(13)	(a)
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	–	–	2	2	
Extraordinary expenses, net	**71**	**40**	**27**	**48**	
INCOME BEFORE INCOME TAXES	(17)	(9)	(6)	(12)	(b)
Income taxes	**54**	**31**	**21**	**36**	
NET INCOME BEFORE MINORITY INTEREST	2	–	–	–	
Minority interest	**56**	**31**	**21**	**36**	
NET INCOME					
	121	**78**	**28**	**101**	
CASH FLOW (Net income + Depreciation and amortisation)					

(a) Includes interest expenses of € 8 million due to interest on debt resulting from Saipem s.a.'s acquisition.
(b) Includes a positive amount of € 3 million due to tax effect on financial expenses, as per a) above.

Saipem



RECLASSIFIED CONSOLIDATED INCOME STATEMENT BY DESTINATION OF COSTS

(million euros)

First Quarter	Saipem 2002	Saipem "stand alone" 2003	Bos 2003	Saipem Consolidated 2003	
Operating revenues	623	476	327	803	
Production costs	(511)	(390)	(279)	(680)	(a)
Idle costs	(9)	(14)	(1)	(15)	
Selling expenses	(6)	(7)	(10)	(17)	
Research and development costs	–	(1)	(2)	(3)	
Other operating income, net	3	–	–	–	
CONTRIBUTION FROM OPERATIONS	**100**	**64**	**35**	**88**	
General and administrative expenses	(19)	(19)	(10)	(29)	
OPERATING INCOME	**81**	**45**	**25**	**59**	
Financial income (expenses), net	(10)	(5)	–	(13)	(b)
Income from investments	–	–	2	2	
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**71**	**40**	**27**	**48**	
Income taxes	(17)	(9)	(6)	(12)	(c)
NET INCOME BEFORE MINORITY INTEREST	**54**	**31**	**21**	**36**	
Minority interest	2	–	–	–	
NET INCOME	**56**	**31**	**21**	**36**	
CASH FLOW **(Net income + Depreciation and amortisation)**	**121**	**78**	**28**	**101**	

(a) Includes amortisation of € 11 million resulting from the Goodwill as well as the purchase cost allocated to Saipem s.a.'s equipment.
(b) Includes interest expenses of € 8 million due to interest on debt resulting from Saipem s.a.'s acquisition.
(c) Includes a positive amount of € 3 million due to tax effect on financial expenses, as per b) above.

82.4776

Saipem


Eni
G R O U P

Press Release

Saipem wins offshore construction contracts for USD 490 million offshore Angola

Saipem, an Eni company, has been awarded two major lump sum turnkey contracts offshore Angola. The total amount is approximately USD 490 million.

KizombaB

Esso Exploration Angola (Block 15) Limited awarded to Saibos, a fully owned Saipem subsidiary, a turnkey contract associated with the Kizomba B Project on the Esso-operated deepwater Block 15, offshore Angola.

The contract scope includes engineering, procurement, construction and installation for the risers and flowlines facilities of the Kizomba B Project at water depths of approximately 1100 meters. In addition Saibos will carry out the installation of FPSO mooring systems and subsea manifolds and umbilicals. The offshore installation phase involves two substantial installation campaigns by the Saibos FDS field development ship between Q3 2004 and Q3 2005.

Dalia

A consortium consisting of a joint venture between Saipem, Technip-Coflexip and Stolt Offshore, together with the Korean companies Samsung HI and DSME, has been awarded by TotalFinaElf E&P Angola a lump sum turnkey contract for the engineering, procurement, fabrication and integration of the FPSO's topsides of the Dalia oil field development, offshore Angola.

The Saipem, Technip-Coflexip and Stolt Offshore joint venture scope of work comprises engineering, procurement and commissioning, whereas Samsung HI and DSME will carry out fabrication works and integration.

Saipem


Eni
GROUP

The Dalia field, operated by TotalFinaElf Angola E&P, is located in Block 17 in water depths of 1200 m to 1500 m.

The contract is expected to be terminated by mid 2006.

San Donato Milanese, 7th May 2003